ASK FUNDING
money when it matters

09045602

02 March 2009

SEC No. 82-34925

SUPPL

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SEC Mail Processing
Section
MAR 10 2009
Washington, DC
111

Impact Capital Ltd

Dear Sir/ Madam,

The attached paper relates to a submission by the Company under Rule 12g3-2(b) in respect to the month of February 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

PROCESSED
MAR 27 2009
THOMSON REUTERS

3/25

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

Ask Funding Limited
ABN 22 094 503 385

ASX Half-year information - 31 December 2008

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction with the 30 June 2008 financial report

Contents

Results for announcement to the market
31 December 2008

		%		$000's
Revenue from ordinary activities (net interest and fee income) *(Appendix 4D item 2.1)*	up	37 %	to	5,963
Profit / (loss) from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	up	65 %	to	1,784
Net profit / (loss) for the period attributable to members *(Appendix 4D item 2.3)*	up	65 %	to	1,784

Dividends / distributions *(Appendix 4D item 2.4)*	Amount per security	Franked amount per security
Final dividend *(Prior year)*	-	-
Interim dividend	-	-

Key Ratios	**2008**	2007
Basic earnings per share (cents)	**2.7**	1.7
Net tangible assets per share (cents)	**33.5**	29.4

Refer to the attached Interim Financial Report for the period ended 31 December 2008 including the Review of operations and the results of those operations contained within the Directors' Report for further explanations where applicable.

Directors' report

The directors present their report together with the consolidated interim financial report for the half-year ended 31 December 2008 and the review report thereon.

Directors

The following persons were directors of Ask Funding Limited (formerly Impact Capital Limited) during the whole of the half-year and up to the date of this report:

Mr Kenneth R Rich B Com, MBA, PNA
Chairperson since 1 July 2006 and Independent Non-Executive Director since 24 January 2005.

Mr Russell E Templeton LLB
Managing Director and Chief Executive Officer since 16 November 2004.

Mr Lawrence J Litzow FCA, ACIS
Independent Non-Executive Director since 16 November 2004.

Mr John W Laurie B Ec, FCPA
Independent Non-Executive Director since 21 August 2004.

Review of operations

On 26 November 2008 the Company changed its name from Impact Capital Limited to Ask Funding Limited as a part of a longer term strategy to re-brand the business, the aim of creating a coherent identity that reflects the essence of the consumer products offered by the Company and its commitment to be able to provide money when it matters, to its customers.

The launch of the new brand commenced in October 2008 and has resulted in an increased demand for funding from the target audience.

Notwithstanding this focus on brand and market presence during the period, the Company has adapted to the volatile and difficult economic environment with priorities given to credit processes, IT systems, expense and capital management with a view to maximising performance in this and future reporting periods.

On 3 December 2008 the Company's ASX code changed from ICD to AKF.

Financial results

The consolidated results for the six months attributable to the members of the Company are:

	2008 $000	2007 $000
Revenue (net interest and fee income)	5,963	4,354
Expenses, excluding impairment and loan recovery expenses	(2,757)	(2,276)
Impairment of loans and advances	(438)	(207)
Loan recovery expenses	(207)	-
Normalised operating profit before tax	2,561	1,871
Gain (loss) on UK investment	-	(243)
Profit before income tax	2,561	1,628
Income tax expense	(777)	(546)
Net profit attributable to members	1,784	1,082

The consolidated net profit attributable to members of $1.78m represents an increase of 65% over the previous corresponding period whilst the normalised operating profit before tax increased by 37%.

These significant increases have been achieved through a combination of increased revenue together with an improvement in the efficiency ratio (cash expenses to revenue) to 48.6% (2007: 51.3%).

Financial results (continued)
The increase in revenue reflects both strong volume growth in the gross loan book which totalled $69.7m at 31 December 2008 (2007: $52.3m) and a higher average interest rate, including fees, of 23.7% (2007: 22.1%) although these positive contributors have been partially offset by an increase in interest expense attributable to the higher level of average debt drawn of $47.0m (2007: $30.5m) and higher base funding costs (BBSW) caused by the volatility in Australian and global debt markets.

Cash expenses have increased to $2.9m (2007: $2.2m) however the increase is primarily attributable to marketing costs of $0.4m (2007: $0.3m), IT systems development costs of $0.1m (2007: nil) and employee costs of $1.5m (2007: $1.3m), all of which are strategic investments to ensure the Company builds its position as market leader and focuses on sustainable profit growth.

The remaining increase in cash expenses is attributable to loan recovery costs of $0.2m (2007: nil) which represents costs incurred in part to enhance the Company's security position with its customers in the face of the rapidly deteriorating economic conditions. These actions taken by the Company are expected to continue to provide benefits in future reporting periods.

Other cash expenses have been contained despite the underlying growth of the business reflecting the low cost base of operations and the focus of management on reaping the benefits from economies of scale.

The increase in impairment of loans and advances to $0.4m (2007: $0.2m) reflects management's approach to the ongoing deterioration in market conditions which has affected underlying asset pool values, security positions and liquidity in the Family Law and Inheritance Funding product classes. The risks arising from these conditions have however, been partially mitigated by strict adherence to the Company's credit processes and low Loan to Value Ratios applied to all loans in those product classes.

Financial position
Consolidated net assets have increased by 9.2% since 30 June 2008 to a total of $22.9m. The increase is attributable to the profit for the period and is reflected in the increased net Loans and Advances of $68.5m (30 June 2008: $64.1m) and increased net debt of $47.1m (30 June 2008: $44.1m).

No dividend has been paid or declared in the period.

Cash flows and capital management
Consolidated cash flows from operations for the period ended 31 December 2008 were a net out flow of $1.2m which reflects the Company's annual payment of income tax for the year ended 30 June 2008 of $1.3m. This net outflow has been partially offset by strong repayments from client loans total net cash flows for the period being a net inflow of $0.4m.

As at 31 December 2008 Cash on Hand totalled $1.7m (30 June 2008: $1.4m) and Drawn Debt totalled $49.0m (30 June 2008: $45.0m) of the total Available Debt of $55.5m.

Throughout the period the Company has operated within its currently available capital and will continue to do so whilst the debt and equity markets remain as uncertain and volatile as they currently are. The Company continues to meet all obligations under its Debt Facility which is in place until September 2010.

Lead auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 4.

This report is made in accordance with a resolution of directors.

Kenneth R Rich

Director

Brisbane, 13 February 2009

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the Directors of Ask Funding Limited (formerly Impact Capital Limited)

I declare that, to the best of my knowledge and belief, in relation to the review of Ask Funding Limited for the financial period ended 31 December 2008, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Jillian Richards

Partner

Brisbane, 13 February 2009

	Notes	31 December 2008 $	31 December 2007 $
Interest income		**7,452,116**	5,380,736
Interest expense		**(2,277,179)**	(1,418,405)
Net interest income		**5,174,937**	3,962,331
Fee income		**787,997**	391,692
Other operating gains / (losses)	7	**-**	(233,107)
Expenses			
Employee benefits expense		**(1,477,653)**	(1,300,417)
Depreciation and amortisation expense		**(64,132)**	(44,815)
Impairment of loans and advances		**(438,130)**	(206,519)
Loan documentation expenses		**(17,500)**	(10,000)
Loan recovery expenses		**(206,851)**	-
Marketing expenses		**(441,872)**	(295,876)
Occupancy expenses		**(134,385)**	(113,380)
General and administrative expenses		**(443,280)**	(483,908)
IT development expenses		**(96,296)**	-
Other expenses		**(81,331)**	(28,599)
Change in fair value of investments		**-**	(9,444)
Profit before income tax		**2,561,504**	1,627,958
Income tax expense	8	**(777,135)**	(545,696)
Profit for the period		**1,784,369**	1,082,262
		Cents	Cents
Earnings per share			
Basic earnings per share		**2.7**	1.7
Diluted earnings per share		**2.7**	1.7

The condensed notes on pages 9 to 13 are an integral part of these consolidated interim financial statements.

Consolidated	Contributed equity $	Translation reserve $	Share based payments reserve $	Retained profits $	Total $
Balance at 1 July 2007	18,361,097	1,534	-	747,874	19,110,505
Exchange differences on translation of foreign operation	-	(5,111)	-	-	(5,111)
Net income/(expense) recognised directly in equity	-	(5,111)	-	-	(5,111)
Profit for the period	-	-	-	1,082,262	1,082,262
Total recognised income and expense for the period	-	**(5,111)**	-	**1,082,262**	**1,077,151**
Employee share options - value of employee services	-	-	16,074	-	16,074
Balance at 31 December 2007	**18,361,097**	**(3,577)**	**16,074**	**1,830,136**	**20,203,730**
Balance at 1 July 2008	18,361,097	(155,006)	93,062	2,675,015	20,974,168
Exchange differences on translation of foreign operation	-	80,835	-	-	80,835
Net income/(expense) recognised directly in equity	-	80,835	-	-	80,835
Profit for the period	-	-	-	1,784,369	1,784,369
Total recognised income and expense for the period	-	**80,835**	-	**1,784,369**	**1,865,204**
Employee share options - value of employee services	-	-	68,678	-	68,678
Balance at 31 December 2008	**18,361,097**	**(74,171)**	**161,740**	**4,459,384**	**22,908,050**

The condensed notes on pages 9 to 13 are an integral part of these consolidated interim financial statements.

	Notes	31 December 2008 $	30 June 2008 $
ASSETS			
Cash and cash equivalents		**1,711,973**	1,366,009
Net loans and advances	9	**68,485,309**	64,084,500
Trade and other receivables		**1,120,658**	1,055,490
Deferred tax assets		**579,852**	622,957
Property, plant and equipment		**162,302**	188,596
Intangible assets		**1,093,183**	1,146,493
Other assets		**88,818**	311,597
Total assets		**73,242,095**	68,775,642
LIABILITIES			
Trade and other payables		**574,948**	673,571
Interest-bearing loans and borrowings	10	**48,860,000**	45,455,757
Income tax payable		**750,271**	1,333,116
Employee benefits		**148,826**	339,030
Total liabilities		**50,334,045**	47,801,474
Net assets		**22,908,050**	20,974,168
EQUITY			
Contributed equity		**18,361,097**	18,361,097
Reserves		**87,569**	(61,944)
Retained profits		**4,459,384**	2,675,015
Total equity		**22,908,050**	20,974,168

The condensed notes on pages 9 to 13 are an integral part of these consolidated interim financial statements.

	Notes	31 December 2008 $	31 December 2007 $
Cash flows from operating activities			
Interest and fees received		**5,469,530**	3,311,254
Interest paid		**(2,638,545)**	(868,969)
Payments to suppliers and employees		**(2,728,746)**	(1,960,644)
		102,239	481,641
Income taxes paid		**(1,316,231)**	(860,000)
Net cash used in operating activities		**(1,213,992)**	(378,359)
Cash flows from investing activities			
Payments for plant and equipment		**(88,508)**	(44,213)
Payments for intangible assets		**(61,607)**	(30,901)
Proceeds from disposal of investment held for sale		**-**	240,017
Net funds advanced to clients			
Loans advanced to clients		**(19,050,699)**	(22,515,200)
Loans repaid by clients		**16,998,095**	13,683,757
Loans purchased from third party		**-**	(1,538,344)
Net cash used in investing activities		**(2,202,719)**	(10,204,884)
Cash flows from financing activities			
Proceeds from borrowings		**4,000,000**	38,500,000
Repayment of borrowings		**-**	(27,500,000)
Payment of transaction costs		**(237,981)**	(168,170)
Net cash from financing activities		**3,762,019**	10,831,830
Net increase in cash and cash equivalents		**345,308**	248,587
Cash and cash equivalents at 1 July		**1,366,009**	2,318,752
Effects of exchange rate changes on cash and cash equivalents		**656**	(477)
Cash and cash equivalents at 31 December		**1,711,973**	2,566,862

The condensed notes on pages 9 to 13 are an integral part of these consolidated interim financial statements.

1 Reporting entity

Ask Funding Limited (formerly Impact Capital Limited) (the 'Company') is a company domiciled in Australia. The consolidated interim financial report of the Company as at and for the six months ended 31 December 2008 comprises the Company and its subsidiaries (together referred to as the 'Group'). The Company changed its name from Impact Capital Limited to Ask Funding Limited on 26 November 2008.

The consolidated annual financial report of the Group as at and for the year ended 30 June 2008 is available upon request from the Company's registered office at Level 7, 10 Market Street, Brisbane or at www.askfunding.com.au.

Reverse acquisition accounting

The consolidated interim financial report has been prepared using reverse acquisition accounting. As a consequence of applying reverse acquisition accounting, the consolidated results comprise the results of the ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited) consolidated group plus those of Ask Funding Limited (formerly Impact Capital Limited) from 1 July 2005, the date of the reverse acquisition.

2 Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2008.

This consolidated interim financial report was approved by the Board of Directors on 13 February 2009.

3 Estimates

The preparation of the consolidated interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this consolidated interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30 June 2008.

4 Significant accounting policies

The accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2008.

5 Financial risk management

The Group's financial risk management objectives and policies are consistent with those disclosed in the consolidated financial report as at and for the year ended 30 June 2008.

6 Segment reporting

Segment information is presented only in respect of the Group's geographical segments as it operates wholly within the business segment of consumer finance. This format is based on the group's management and internal reporting structure.

Geographical segments

Six months ended 31 December 2008	Australasia $	United Kingdom * $	Consolidated $
External interest income	7,452,116	-	7,452,116
External interest expense	(2,277,179)	-	(2,277,179)
Fee income	787,997	-	787,997
Net interest and fee income	5,962,934	-	5,962,934
Segment result	2,678,002	-	2,678,002
Unallocated revenue less unallocated expenses			(116,498)
Profit before income tax			2,561,504
Income tax expense			(777,135)
Net profit for the period			1,784,369

Six months ended 31 December 2007	Australasia $	United Kingdom * $	Consolidated $
External interest income	5,380,736	-	5,380,736
External interest expense	(1,418,405)	-	(1,418,405)
Fee income	391,692	-	391,692
Net interest and fee income	4,354,023	-	4,354,023
Segment result	1,966,176	(9,444)	1,956,732
Unallocated revenue less unallocated expenses			(328,774)
Profit before income tax			1,627,958
Income tax expense			(545,696)
Net profit for the period			1,082,262

* On 18 March 2008 the investment in Impact Holdings (UK) Plc was sold. The Group no longer has any interest in the United Kingdom as the investment in Impact Holdings (UK) Plc represented the only operations in the United Kingdom.

7 Other operating gains / (losses)

	31 December 2008 $	31 December 2007 $
Net loss on sale of Impact Holdings (UK) Plc investment held for sale	-	(233,107)
	-	(233,107)

8 Income tax expense

The Group's consolidated effective tax rate for the six months ended 31 December 2008 was 30 percent (for the six months ended 31 December 2007: 33 percent). This change in effective tax rate was caused primarily by the non-deductible capital loss on the sale of Impact Holdings (UK) Plc investment in the period ended 31 December 2007 as detailed in note 7.

9 Net loans and advances

	31 December 2008 $	30 June 2008 $
Net loans and advances		
Pre-settlement	**44,829,507**	44,409,444
Outlay Funding	**10,811,632**	9,485,154
Other	**118,997**	77,698
Capitalised interest	**13,199,961**	10,546,028
Provision for impairment	**(474,788)**	(433,824)
Total other assets	**68,485,309**	64,084,500

Provision for impairment

The movement in the provision for impairment in respect of loans and advances during the period is as follows:

	31 December 2008 $	30 June 2008 $
Opening balance	**433,824**	609,793
Charge to operating profit	**438,130**	300,249
Write-offs	**(397,166)**	(542,683)
Provision relating to acquired net loan portfolio	**-**	66,465
Closing balance	**474,788**	433,824

10 Interest-bearing loans and borrowings

	31 December 2008 $	30 June 2008 $
Secured		
Commercial advance facility	**49,000,000**	45,000,000
Transaction costs - Commercial advance facility	**(355,547)**	(229,736)
Accrued interest - Commercial advance facility	**215,547**	685,493
Total interest bearing liabilities	**48,860,000**	45,455,757

(a) Financing arrangements

	31 December 2008 $	30 June 2008 $
Total facilities		
Bank overdraft and guarantee facility	**500,000**	500,000
Commercial advance facility	**55,000,000**	50,000,000
	55,500,000	50,500,000
Used at balance date		
Bank overdraft and guarantee facility	**143,581**	143,581
Commercial advance facility	**49,000,000**	45,000,000
	49,143,581	45,143,581
Unused at balance date		
Bank overdraft and guarantee facility	**356,419**	356,419
Commercial advance facility	**6,000,000**	5,000,000
	6,356,419	5,356,419
Total facilities	**55,500,000**	50,500,000
Used at balance date	**49,143,581**	45,143,581
Unused at balance date	**6,356,419**	5,356,419

On 18 July 2008 the Group obtained a $5 million increase in its financing arrangements taking the total available facility to $55.5 million.

The bank overdraft, guarantee and commercial advance facility is available for a three year term, expiring 4th September 2010, is subject to annual review and is secured by a fixed and floating charge over all of the assets of the Company and its wholly owned subsidiaries.

Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin and are fixed at the date of each advance.

11 Other related party transactions

(a) Key management personnel compensation

Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments (Note 12).

(b) Other transactions with key management personnel or entities related to them

On 1 July 2008 Ask Funding Limited assigned loan and advance facilities jointly to Jalpont Pty Ltd (a company controlled by Mr R Templeton) and Mr L Litzow and Mrs E Litzow. The assignment consideration was $700,000. The Assignment Deed has no recourse to Ask Funding Limited in the event of default, however Ask Funding Limited has been granted a call option to repurchase the assigned interest in the loan facility for fair value. This option remains unexercised as at 31 December 2008.

No other transactions with key management personnel or related entities occurred in the reporting period.

12 Share-based payments

In 2008 the Group established an Executive Option Scheme that entitles executives, including executive directors, to purchase shares in the entity. The terms and conditions of the Executive Option Scheme are disclosed in the consolidated financial report as at and for the year ended 30 June 2008.

There have been no further options granted to Executives during the six months ended 31 December 2008.

13 Contingencies

The directors of the Company are not aware of any material contingent liabilities that exist in respect of either the Company or any of its controlled entities.

14 Events occurring after the balance sheet date

There have been no events subsequent to balance date which would have a material effect on the Group's financial statements at 31 December 2008.

In the opinion of the directors of Ask Funding Limited ("the Company") :

(a) the financial statements and notes set out on pages 5 to 13 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting, and the *Corporations Regulations 2001*; and

(ii) giving a true and fair view of the Group's financial position as at 31 December 2008 and of its performance for the six month period ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Kenneth R Rich

Director

Brisbane

13 February 2009

Report on the Financial Report

We have reviewed the accompanying interim financial report of Ask Funding Limited, which comprises the consolidated interim balance sheet as at 31 December 2008, income statement, statement of changes in equity and cash flow statement for the interim period ended on that date, a statement of accounting policies and other explanatory notes 1 to 14 and the directors' declaration of the Group comprising the accounting parent, ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited), and the entities it controlled at the half-year's end or from time to time during the half-year period.

Directors' responsibility for the interim financial report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Ask Funding Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Ask Funding Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2008 and of its performance for the interim period ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

KPMG

KPMG

Jillian Richards

Jillian Richards

Partner

Brisbane

13 February 2009

Ask FUNDING money when it matters

ASX / MEDIA RELEASE 13 February 2009

1H FY09 Highlights

- Revenue up 37% to $5.96m
- Normalised pre-tax operating profit up 37% to $2.56m
- Net Profit after tax up 65% to $1.78m
- Gross loan book up to $69.66m
- Strong customer demand for product range continues
- Debt facilities of $55.50m in place until September 2010
- FY09 guidance for normalised operating profit before tax reaffirmed as $4.9m to $5.2m

Ask Funding reports 37% lift in 1H FY09 normalised pre-tax profit

NICHE lender Ask Funding Limited (ASX Code: AKF) has reported a 37 percent lift in normalised operating profit before tax to $2.56 million for the six months to December 31 2008, compared with $1.87 million in the previous corresponding period.

Profit after tax increased to $1.78 million from $1.08 million in the previous corresponding period. Earnings per share increased to 2.7 cents.

Managing Director Russell Templeton said "We are very pleased with this result as it confirms our ability to achieve a substantial increase in operating profit whilst operating within current available capital".

Results at a glance

	2008 $000	2007 $000
Revenue (net interest and fee income)	5,963	4,354
Expenses, excluding impairment and loan recovery costs	(2,757)	(2,276)
Impairment of loans and advances	(438)	(207)
Loan recovery costs	(207)	-
Normalised operating profit before tax	2,561	1,871
Gain (loss) on UK investment	-	(243)
Profit before income tax	2,561	1,628
Income tax expense	(777)	(546)
Net profit attributable to members	1,784	1,082

Revenue

Revenue (net interest and fee income) was up 37 percent to $5.96 million from $4.35 million in the previous corresponding period, reflecting strong volume growth in the gross loan book which totalled $69.66 million at December 31, 2008 and a higher average interest rate of 23.7% (2007:22.1%).

Interest expense increased to $2.76 million from $2.28 million previously, reflecting an increase in average debt drawn to $47.0 million (2007: $30.5 million) and higher base funding costs (BBSW) caused by the volatility in both Australian and global debt markets.

P 1800 587 827
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

1800justask.com.au

Operating expenses
Cash expenses have increased to $2.90 million (2007: $2.23 million) however the increase is primarily attributable to marketing costs of $0.44 million (2007: $0.30 million), IT systems development costs of $0.10 million (2007: nil) and employee costs of $1.48 million (2007: $1.30 million), all of which are considered to be strategic investments to ensure the Company builds its position as market leader and focuses on sustainable profit growth.

Loan recovery costs of $0.21 million were incurred during the period (2007: nil) which represent costs incurred in part to enhance the Company's security position in the face of the rapidly deteriorating economic conditions. These actions taken by the Company are expected to continue to provide benefits in future reporting periods.

Other cash expenses have been contained despite the underlying growth of the business reflecting the low cost base of operations and the focus of management on reaping the benefits from economies of scale.

Impairment expense
Impairment of loans and advances increased to $0.44 million (2007: $0.21 million) as the ongoing deterioration in market conditions has affected underlying asset pool values, security positions and liquidity in the Family Law and Inheritance Funding product classes. The risks arising from these conditions have however, been partially mitigated by strict adherence to the Company's credit processes and low Loan to Value Ratios applied to all loans in those product classes.

Income tax expense
Income tax expense rose from $0.54 million to $0.78 million reflecting the increase in the underlying operating profit.

Debt facility

On 4 July 2008 the Company reported an increase in available facilities with its existing financier to a total of $55.5 million, the terms and conditions of which remained unchanged with an expiry date of 4 September 2010.

Mr Templeton said "Notwithstanding this expiry date the Company is involved in ongoing discussions with its current financier with respect to its future funding requirements and continues to explore other funding options that may be available to it".

Outlook

In August 2008 the Company announced to the market that it had targeted pre-tax operating profit of between $4.9 million and $5.2 million for the 2009 financial year. In light of the strong first half result and after consideration of unaudited management accounts for January the Company reaffirms this guidance.

In line with its continuous disclosure obligations the Company continues to closely monitor its loan book to ensure that its provisioning for impairment is adequate. This is a key focus for Management given the present and projected forecasts for the Australian economy.

Ask FUNDING

money when it matters

ABOUT ASK FUNDING

Ask Funding Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton	Alison Hill
Managing Director	Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850

END